UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

   401 08P 101
(CUSIP Number)

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield, Springfield, Missouri 65804
(417) 887-4400

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Great Southern Bancorp, Inc. 43-1524856

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 667,207 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 667,207 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 667,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%

14	TYPE OF REPORTING PERSON CO

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Foundation 43-1778211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 20,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 20,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON OO

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Limited Partnership 43-1692737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 12,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 12,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) William V. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,140 8 SHARED VOTING POWER 32,000 9 SOLE DISPOSITIVE POWER 17,140 10 SHARED DISPOSITIVE POWER 32,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 49,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Ann S. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 800 8 SHARED VOTING POWER 32,000 9 SOLE DISPOSITIVE POWER 800 10 SHARED DISPOSITIVE POWER 32,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 32,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Steven G. Mitchem

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 500 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

       This is Amendment No. 1 to the Schedule 13D previously filed on August 22, 2001 ("Original 13D"), and it is being jointly filed by Great Southern Bancorp, Inc., The Turner Family Foundation, Turner Family Limited Partnership, William V. Turner, Ann S. Turner and Steven G. Mitchem. The class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Guaranty Common Stock"), of Guaranty Federal Bancshares, Inc. ("Guaranty"), located at 1341 W. Battlefield, Springfield, Missouri 65807.

Item 2. Identity and Background

(a)-(c), (f)	This statement is being filed by Great Southern Bancorp, Inc. ("Great Southern"), a Delaware corporation and a financial holding company. The principal business of Great Southern is the operations of its wholly owned subsidiary, Great Southern Bank, a Missouri-chartered trust company. The address of Great Southern's principal office is 1451 E. Battlefield, Springfield, Missouri 65804. Information regarding each of the directors and executive officers of Great Southern and Great Southern Bank is set forth on Schedule I attached hereto. Each of such persons is a citizen of the United States of America.

This statement also is being filed by The Turner Family Foundation (the "Foundation"), a Missouri tax-exempt private foundation. The principal office of the Foundation is 925 St. Andrews Circle, Springfield, Missouri 65809.

This statement also is being filed by Turner Family Limited Partnership (the "Partnership"), a Missouri limited partnership organized to consolidate and facilitate management of family assets. The principal address of the partnership is 925 St. Andrews Circle, Springfield, Missouri 65809.

This statement also is being filed by William V. Turner, Chairman of the Board of Directors of Great Southern. Mr. Turner's address is c/o Great Southern, 1451 E. Battlefield, Springfield, Missouri 65804. Mr. Turner and Mrs. Ann S. Turner are the general partners of the Partnership. Mr. Turner is a citizen of the United States of America.

This statement also is being filed by Ann S. Turner, the spouse of William V. Turner. Mrs. Turner's address is c/o Great Southern, 1451 E. Battlefield, Springfield, Missouri 65804. Mrs. Turner is an employee of Great Southern Travel, a subsidiary of Great Southern Bank. Mrs. Turner is a citizen of the United States of America.

This statement also is being filed by Steven G. Mitchem, Senior Vice President and Chief Lending Officer of Great Southern Bank. Mr. Mitchem's principal business address is Great Southern Bank, 1451 E. Battlefield, Springfield, Missouri 65804. Mr. Mitchem is a citizen of the United States of America.

(d)-(e)	During the last five years, none of Great Southern, the Foundation, the Partnership, Mr. Turner, Mrs. Turner, Mr. Mitchem or, to the best of Great Southern's knowledge, any of the individuals listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

       The source and amount of funds expended by the reporting persons to purchase the Guaranty Common Stock held was previously reported in the Original 13D. Since the filing of the Original 13D, no reporting persons have made any additional purchases of Guaranty Common Stock.

Item 4. Purpose of Transaction

       Until the filing of the Original 13D, the reporting persons have reported their beneficial ownership of Guaranty Common Stock on Schedule 13G pursuant to Rule 13d-1(c). In accordance with Rule 13d-1(e), the reporting persons filed the Original 13D, not because of an additional acquisition of Guaranty Common Stock, but because Great Southern sent to Guaranty a letter dated August 13, 2001, in which Great Southern offered to negotiate a merger between Guaranty and Great Southern at a price of $16.00 per share of Guaranty's common stock (the "Letter").

       The reporting persons acquired the subject securities for investment purposes at various times between December 30, 1997 and December 7, 1999. The reporting persons believed at the time the subject securities were acquired that significant price appreciation could be achieved as Guaranty began to utilize the capital raised in its conversion to stock form.

       Since December 7, 1999, however, the earnings, return on equity and stock performance of Guaranty have been relatively flat, despite the repurchase by Guaranty of more than 2.4 million shares of its common stock. As a result, the reporting persons do not believe that the value of Guaranty's franchise is adequately reflected in the current market price of Guaranty's common stock.  Accordingly, representatives of the reporting persons met with representatives of Guaranty on June 29, 2001 to discuss their investment in Guaranty.

       In analyzing several alternatives related to its investment in Guaranty, Great Southern considered a combination with Guaranty. The reporting persons believe that meaningful synergies can be achieved via consolidation of the data processing, legal, audit, administrative and public reporting functions. The reporting persons further believe that Guaranty's shareholders, customers and employees would benefit from such a transaction.

       Accordingly, on August 13, 2001 Great Southern followed up on its previous conversations with Guaranty with a letter authorized by Great Southern's Board of Directors. The Letter expressed a desire to negotiate a merger with Guaranty wherein Great Southern would pay Guaranty's shareholders $16.00 per share -- half in cash and half in stock.

       The reporting persons are aware that, on January 20, 1999, Guaranty adopted a shareholder protection rights plan designed to protect shareholders and Guaranty from coercive or unfair takeover tactics by a hostile acquiror seeking to gain control of Guaranty without offering a fair price to all its shareholders. The purpose of this plan, according to the letter from President Haseltine to shareholders announcing the plan, was to "discourage hostile tactics that impair the board's ability to fully represent the interests of all shareholders."

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       Mr. Haseltine further stated that, "[T]he Plan is not intended, however, to prevent an acquisition proposal or an acquisition of the Company which is fair and equitable to all shareholders. It will not deter any person or group who may be interested in acquiring control of the Company, if such person is willing to negotiate with the Board of Directors and to make an offer to acquire control of the Company's stock on terms and conditions that are favorable and fair to all shareholders."

       On August 30, 2001, Guaranty issued a press release rejecting the reporting persons' offer to negotiate, calling it inadequate. Mr. Haseltine is quoted in the press release as saying, "the board of directors considered the offer and proposal and, given both the very low offer and the very bright prospects for future earnings for the company, concluded that this was not an adequate offer."

       On September 5, 2001, Great Southern responded to the press release by sending another letter ("Second Letter") to Guaranty's board of directors. This letter expressed disappointment in Guaranty's response, but indicated Great Southern's continuing interest in pursuing the offer to negotiate, and its willingness to enter into a confidentiality agreement in order to perform due diligence to determine if the offer to negotiate could be enhanced.

       On September 6, 2001, Great Southern was contacted by a representative of Guaranty, confirming their boards' receipt of the Second Letter and suggesting that a confidentiality agreement could be executed if the purchase price was increased. The representative further stated that the board had been in contact with a financial advisor regarding the adequacy of the offer to negotiate, and that other parties had indicated an interest in a possible transaction with Guaranty. At this time, Great Southern does not believe it is in anyones' best interest to adjust its offer to negotiate without the benefit of a due diligence review of Guaranty.

       Great Southern is cognizant of its regulatory requirements as a federally regulated financial holding company, and the commitments it agreed to as part of obtaining approval to acquire its current ownership interest in Guaranty. As a result, Great Southern is not commencing, or announcing an intention to make, a tender offer or exchange offer, nor is it intending to cause Guaranty or any of its subsidiaries to become a subsidiary of Great Southern or any of its subsidiaries. Great Southern is merely offering to negotiate with the Board of Directors of Guaranty a transaction on terms and conditions that are favorable and fair to all shareholders.

       A copy of the Second Letter is attached as Exhibit 1 to this Amendment No. 1. Great Southern may at any time withdraw or modify its offer to negotiate or make a new offer to negotiate.

       Subject to compliance with Guaranty's shareholder protection rights plan and federal regulatory compliance, any one or more of the reporting persons may decide to purchase additional shares of Guaranty common stock or sell shares of Guaranty common stock. Except as set forth above, none of the reporting persons nor, to the best

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knowledge of each reporting person, any of the individuals identified on Schedule I, has any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any one or more of the reporting persons may, at any time or from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The aggregate number of shares of Guaranty Common Stock beneficially owned by all of the reporting persons as of the date of this filing is 717,647 shares, representing 18.9% of the 3,793,175 shares of Guaranty Common Stock outstanding as of August 17, 2001, as disclosed in Guaranty's press release of that date announcing a semi-annual dividend declaration.

Set forth below is a breakdown of the number of shares of Guaranty Common Stock which each reporting person beneficially owns in the aggregate, indicating the number of shares over which the reporting person has sole power to vote or direct the vote, shared power vote or direct the vote, sole power to dispose or direct the disposition and shared power to dispose or direct the disposition. Also indicated is the percentage of the outstanding shares of Guaranty common stock beneficially owned by each reporting person based on the 3,793,175 shares of Guaranty Common Stock outstanding as of August 17, 2001, as disclosed in Guaranty's press release of that date announcing a semi-annual dividend declaration.

(i)	Great Southern Bancorp, Inc.

	(A)	Aggregate number of shares beneficially owned:	667,207
		Percentage of outstanding shares:	17.6%

	(B)	Sole power to vote or direct the vote:	667,207
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	667,207
		Shared power to dispose or direct the disposition:	0

(ii)	The Turner Family Foundation

	(A)	Aggregate number of shares beneficially owned:	20,000
		Percentage of outstanding shares:	0.5%

	(B)	Sole power to vote or direct the vote:	20,000
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	20,000
		Shared power to dispose or direct the disposition:	0

(iii)	Turner Family Limited Partnership

	(A)	Aggregate number of shares beneficially owned:	12,000
		Percentage of outstanding shares:	0.3%

	(B)	Sole power to vote or direct the vote:	12,000
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	12,000
		Shared power to dispose or direct the disposition:	0

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(iv)	William V. Turner

	(A)	Aggregate number of shares beneficially owned:	49,140
		Percentage of outstanding shares:	1.3%

	(B)	Sole power to vote or direct the vote:	17,140
		Shared power to vote or direct the vote:	32,000
		Sole power to dispose or direct the disposition:	17,140
		Shared power to dispose or direct the disposition:	32,000

(v)	Ann S. Turner

	(A)	Aggregate number of shares beneficially owned:	32,800
		Percentage of outstanding shares:	0.9%

	(B)	Sole power to vote or direct the vote:	800
		Shared power to vote or direct the vote:	32,000
		Sole power to dispose or direct the disposition:	800
		Shared power to dispose or direct the disposition:	32,000

(vi)	Steven G. Mitchem

	(A)	Aggregate number of shares beneficially owned:	500
		Percentage of outstanding shares:	0.0%

	(B)	Sole power to vote or direct the vote:	0
		Shared power to vote or direct the vote:	500
		Sole power to dispose or direct the disposition:	0
		Shared power to dispose or direct the disposition:	500

       The 500 shares beneficially owned by Mr. Mitchem are held by him jointly with his wife, Patricia A. Mitchem. Mrs. Mitchem's address is c/o Great Southern Bank, 1451 E. Battlefield, Springfield, Missouri 65804. During the last five years, Mrs. Mitchem has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Mrs. Mitchem is a citizen of the United States of America.

       Except for Messrs. Turner and Mitchem, none of the individuals identified in Schedule I beneficially owns any shares of Guaranty Common Stock.

(c)	During the 60-day period prior to the date of this filing, none of the reporting persons or any of the persons listed on Schedule I effected any transactions in Guaranty Common Stock.
(d)	N/A
(e)	N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

            Other than the Joint Filing Agreement filed as Exhibit 2 to this filing there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or on Schedule I hereto and between such persons and any person with respect to any securities of Guaranty, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Although Messrs. Don Gibson and Richard Wilson were included in the Schedule 13G filed by these reporting persons, they are no longer employed by Great Southern and, therefore, are not included in this Schedule 13D. None of the shares of Guaranty Common Stock beneficially owned by reporting persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits

            1.       Second Letter from Great Southern to Guaranty dated September 4, 2001
            2.       Joint Filing Agreement*

*Previously filed on August 22, 2001.

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SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2001	GREAT SOUTHERN BANCORP, INC.
	By:	/s/ Joseph W. Turner Joseph W. Turner President and Chief Executive Officer
THE TURNER FAMILY FOUNDATION
	By:	/s/ William V. Turner William V. Turner President
THE TURNER FAMILY LIMITED PARTNERSHIP
	By:	/s/ William V. Turner William V. Turner General Partner
	By:	/s/ William V. Turner William V. Turner
	By:	/s/ Ann S. Turner Ann S. Turner
	By:	/s/ Steven G. Mitchem Steven G. Mitchem

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EXHIBIT 1

[LETTERHEAD OF GREAT SOUTHERN BANCORP, INC.]

September 5, 2001

Board of Directors
Guaranty Federal Bancshares, Inc.
1341 W. Battlefield
Springfield, MO 65807

Via:       Hand delivery and certified mail (return receipt requested)

Dear Sirs:

       We were disappointed to learn, through the press release issued August 30, 2001, of your rejection of our offer to negotiate for a combination of our two companies, especially without giving us the opportunity to discuss its merits with you.

       We believe our offer to negotiate, which was based on information contained in your public filings, was in line with current market indicators. Despite your stated position, we remain interested in pursuing our offer to negotiate. We are prepared to enter into a confidentiality agreement with you, which would allow us to engage in due diligence designed to determine whether your company's "very bright prospects for future earnings" mentioned in your press release would enable us to enhance our offer to negotiate.

       We still feel very positive about the prospect of a merger with Guaranty and believe it would be most beneficial to your shareholders, employees and customers. We look forward to receiving your favorable response within the next seven days, and invite you to contact me at (417) 888-4310 if you have any questions.

       Please note this offer to negotiate is not the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, nor is it intended to cause Guaranty or any of its subsidiaries to become a subsidiary of Great Southern or any of its subsidiaries.

Very truly yours,
/s/ Joseph W. Turner Joseph W. Turner President

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